Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

05013039

24 November 2005

DEC 0 2 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per Andrew M Knox
Public Officer

Enc.

PROCESSED
DEC 0 6 2005
THOMSON
FINANCIAL

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

ANNUAL GENERAL MEETING OF SHAREHOLDERS – RESULTS & CHAIRMAN'S ADDRESS

In respect of the Annual General Meeting of Shareholders held today, Thursday 24 November 2005, the results of the resolutions put to the meeting are as follows:

1.	Remuneration Report To adopt the Remuneration report for the Year ended 30 June 2005.	Passed
2.	Re-election of Mr. L. Musca as a Director of the Company.	Passed
3.	Re-election of Mr. E.G. Albers as a Director of the Company.	Passed
4.	Auditors To record the re-appointment of PKF as auditors of the Company and to authorise the Board of Directors to fix their remuneration for the ensuing year.	Passed
5.	Issue of New Capital	Passed

Following is the address delivered by the Chairman, Mr Richard Tweedie at the meeting:

"Good Morning Ladies and Gentlemen,

Welcome to the 24th Annual General Meeting of Cue shareholders and the first meeting as an Australian registered company. I am Richard Tweedie and I am pleased to be addressing you as chairman for the fifth time.

Let me introduce the other members of your board and the company's senior management, all of whom are unchanged from last year.

- **Chairman introduces board members and management.**

The past year was again profitable for your company. We achieved an after tax profit of A$1.1 million with an operating profit of $1.8 million. This is slightly larger than last year's profit of $0.9 million.

Our operating revenue for the year was $6.5 million, primarily oil production revenue from our interest in the SE Gobe oil field in Papua New Guinea. The increase in operating revenue from $5.8 million last year, despite the natural decline of the field, reflects the contribution from higher oil prices and from the successful SE Gobe 11 development well.

Our share of production from the field for the year was 91,722 barrels, down from 119,160 barrels last year, for which we realised an average price of US$49 per barrel, an increase of more than US$15 per barrel over last years average realised price.

An additional 3 wells are planned for the field in the first quarter and second quarter and in a success case, we expect the field oil production rate to increase, and oil production to continue beyond 2013.

We also expect exploration drilling, on trend with SE Gobe, in our PPL 190 block, around mid year 2006.

Significant progress has occurred on the PNG to Australia gas pipeline as the project moved into the front end engineering and design or FEED phase. A number of other initiatives to develop PNG gas are ongoing, all of which are positive for the ultimate commercialisation of our substantial PNG gas resources.

On the operations front, the company has broadened its interests substantially since the previous annual meeting. We have acquired an interest in the Maari oil field in New Zealand, reinstated our rights in the Jeruk oil discovery in Indonesia, and successfully bid on five exploration blocks in Australia.

In Indonesia, a substantial 3D seismic survey was undertaken in the Sampang block to define the Jeruk structure and to firm up exploration prospects for drilling next year.

Earlier this year, we reinstated our rights in Jeruk and participated in a further sidetrack of Jeruk -2. The well flowed at a controlled rate of some 3000 barrels of oil per day from the top of the reservoir, however, the results from this well suggest a more complicated picture than was originally thought. Further appraisal wells will be required to narrow the wide range of possible recoverable oil volumes and to fully understand the discovery.

Bob Coppin will give you some more details in his presentation.

At Oyong, the development drilling has established that the field is more faulted than thought and that no oil is present on the south flank. This has resulted in a reduction in recoverable oil and in initial oil production rate. The gas cap is substantially as expected. Despite these changes, I am pleased to report, the economics of the Oyong development remain satisfactory. First oil is now expected in the first quarter 2006 and first gas in first quarter 2007. Cue's share of the Oyong development costs is approximately $26M.

In March this year, we bought a 5% interest in the Maari oil field in New Zealand. Maari is the largest undeveloped oil field in New Zealand and is expected to begin producing oil in 2008. The joint venture has approved the development and government award of a mining licence is expected shortly. Cue's share of Maari oil production is expected to be around 1750 barrels of oil per day. Major construction contracts have been tendered with binding bids received. This has provided confidence in the anticipated capital expenditure estimate of $24M (Cue's share).

In Australia, we have obtained a 50% interest in and operatorship in two promising bid blocks in the Bass Basin, adjacent to the Yolla gas field and in the Carnarvon Basin on the Northwest Shelf where we have a 50% interest and operatorship in three large blocks, adjacent to the Mutineer-Exeter producing oil fields and the giant Rankin gas fields and on trend with the recent Wheatstone and Pluto gas discoveries. We will initially be conducting seismic programmes and all licences.

Last year, I told the annual meeting that we would endeavour to grow the company through acquiring quality new acreage and the acquisition of producing assets I believe, we have made signficant progress in achieving this with the Maari interest acquisition and the award of the Australian acreage. We intend to continue these efforts.

We have in recent months bid on two producing properties. One was in the North Sea and despite our bid being competitive the Vendor did not proceed to complete a sale. The second acquisition bid is in Australia and we await the outcome of that sale process.

On the corporate side, we migrated the company to Australia earlier this year. We believe this move will lead to reduced costs and increased efficiency without being to the detriment of New Zealand shareholders.

We made two share placements during the year to fund initial Oyong development costs and to fund the acquisition of our Maari interest. We also made a renounceable pro-rata entitlement offer, which was strongly supported by 92% of shareholders. A total of $45M was raised. This primarily has been spent on Oyong development $10.9M, Jeruk $18.5M and Maari $6.7M .

Cue continues to be unhedged and therefore fully exposed to current oil prices.

We may have to reconsider that position should we debt fund project development expenditure. Some hedging may be appropriate at current oil prices to underwrite project capital costs.

Your company is currently debt free and had net cash reserves of $25 million at the end of the financial year and has around $14 million currently.

Further equity raising may be needed to fund our participation in Jeruk appraisal drilling, and Maari development costs. The strong world wide general increase in development capital costs, as wells as in drilling rig rates, are also pushing the need for further capital.

Cue is progressively growing its business. In 2005, we had revenue of $6.5M with production of 95,000 bbls of oil. In 2006, production is expected to grow to 250,000 bbls and revenue of $16.7M (@ USD50 bbl). In 2008, oil production is anticipated to be 90,000 bbls, plus Oyong gas, with revenue expected to be $27M. In 2009, revenue is expected at $47M via oil production of 690,000 bbls plus gas.

On the staffing front, we have increased our technical staff to assist our exploration efforts.

In closing I thank shareholders for their continuing support of the company, and the board and our management and staff for their efforts during the year.

I would especially like to thank CEO Bob Coppin and CFO Andrew Knox for their professional commitment and hard work in the Company's interests. My colleagues on the Board are all totally committed to growing shareholder value in Cue and I thank them for their commitment.

The board and I would be happy to take questions, but I suggest you wait until the end of Bob Coppin's brief review of operational activity during the past year as his review may cover some of your questions.

Thank you."

If you have any queries regarding this announcement, please contact Cue Energy on +61 (0)3 9670 8668.

Andrew M Knox
Public Officer

24th November 2005

Cue Energy Resources Limited

ANNUAL GENERAL MEETING

2005

cue

Cue Energy Resources Limited

CEO PRESENTATION

MELBOURNE
24 NOVEMBER 2005

Cue Energy Resources Limited

CUE ENERGY STATISTICS

Shareholders	6,700
Listings	Australia/PNG
Ordinary Shares	523.7 Million
Top 20 Shareholders	188 Million Shares
Market Capitalisation @ A0.25 cents	A$130 Million
Cash at 1 November 2005	A$ 14 Million
Australian Registered Company	

Cue Energy Resources Limited

CORPORATE PLAN

SHORT TERM

- Existing Exploration & Production
  - PNG, Indonesia, Australia, NZ
- Commercialise Current Assets
  - Oyong Oil & Gas Field
  - Maari Oil Field
- [illegible]aise Jeruk Discovery

LONGER TERM

- Growth
  - New Exploration Areas
  - Acquisitions
  - Commercialise PNG Gas

Cue Energy Resources Limited

CUE HYDROCARBON INVENTORY

GAS RESOURCES



10 BCF 2P*
Oyong
(Indonesia)
4 BCF
SE Gobe
(PNG)
97 BCF
Kimu
(PNG)
120 BCF
Barikewa
(PNG)

OIL RESOURCES



0.3 mmbls (2P)
SE Gobe
(PNG)
0.8 mmbls (2P*)
Oyong
(Indonesia)
2.5 mmbls (2P)
Maari
(New Zealand)

* Cue estimate after government take


Cue Energy Resources Limited
PRL 3
SHP 40.149650%
Orogen 20.5%
Oil Search 15.859740%
*Santos 15.921718%
Cue 5.568892%
(SE Gobe Unit 3.285651%)
PRG 2.0%
PPL 190
Santos 31.278%
* Oil Search 31.278%
Murray 26.497%
Cue 10.947%
Gobe Development
PRL 9
* Santos 42.553%
Oil Search 42.553%
Cue 14.894%
PRL 8
*OilSearch 44.64%
Mosaic 28.57%
Gedd 16.07%
Cue 10.72%
Sampang PSC
* Santos 45%
SPC 40%
Cue 15%
WA359-P
*Cue 50%
Exoil 50%
WA360-P, 361-P
*Cue 50%
Gascorp 50%
EP 363
*Apache 73.60%
Kufpec 12.79%
Tap 13.61%
†CUE 10.00%
* Operator
† Option
T/37P, T/38P
* Cue 50%
Exoil 50%
PEP 38413
*OMV 69%
Todd 16%
Horizon 10%
Cue 5%
MALAYSIA
INDONESIA
IRIAN JAYA
PNG
PORT MORESBY
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
VIC
TAS
PERTH
ADELAIDE
MELBOURNE
BRISBANE
SYDNEY
CANBERRA
HOBART

LOCATION MAP

JOINT VENTURE INTERESTS

PAPUA NEW GUINEA
LOCATION MAP

Cue Energy Resources Limited



P'NYANG GAS FIELD
HIDES GAS FIELD
GOBE & S.E. GOBE OIL FIELDS
PDL 3
PPL 190
Goroka
JUHA GAS FIEL
KUTUBU OIL FIELDS
Koko-1
PRL 8
KIMU GAS FIELD
PRL 9
BARIKEWA GAS FIELD
KUTUBU PIPELINE
KUMUL MARINE TERMINAL
Kerema
PORT MORESBY
0 50 KILOMETRES
PAPUA NEW GUINEA
N.T.
QLD.
PPL 213
APPL 228
PRL 3
PPL 202
PRL 4
PPL 157
PRL 5
PRL 2
PDL 1
PPL 138
PPL 218
PPL 219
PPL 199
PDL 2
PDL 4
PPL 206
PPL 192
PPL 215
PPL 204
APPL 227
PPL 203
PPL 184
PPL 201
PPL 220
PPL 188
PPL 208
PPL 179
PPL 200
PPL 210
PRL 1

Papua New Guinea
S.E. GOBE AREA


Cue Energy Resources Limited
PPL 190
PPL 219
MAKAS
GOBE MAIN FIELD
Gobe-2X
Gobe-7X
WASUMA
SEG-1
SEG-8
SEG-9
SEG-2
SEG-10
Gobe-3X
SEG-5
SEG-6
SEG-11
Saunders-1X
PDL 4
PPL 206
S.E.GOBE FIELD
SEG-7
MURRAY DEEP
Bilip-1
Beaver-1
TABE
UNIT AREA
GOBE FOOTWALL
PDL 3
NW Iehi-1
PDL 4
PPL 190
Iehi-1
Oil
Gas
Prospects & Leads
Seismic 2004
Proposed Development Well
0
10
KILOMETRES

SAMPANG PSC – LOCATION MAP

Cue Energy Resources Limited



112°30'E
113°00'E
113°30'E
7°00'S
7°30'S
9 200 000mN
700 000mE
750 000mE
N
Java Sea
Madura
Madura Strait
KE Field
Arosbaya-1
Gunung Geger Outcrop
Geger-1
Lerpak-1
Lerpak Field
Bangkalan
Konang-1
Konang-2
Jambu-1
Pakaan-1st
Gresik
Sekarkorong Field
Bogomiring Field
Gigir-1
Sampang PSC
Sampang
Surabaya
Lidah Field
Kriika Field
Gunung-1
Kuti Field
Palungan-1/1B
Kerawai
KE-11A
Bakung
JERUK-1
JERUK-2
Mangga-1
Anggur Utara-1
Anggur-3
Anggur-2
Anggur-1
Dukuh
KE-11E
Jeruk
KE-11C
Enau
KE-11HA
KE-11G
Flamboyan
Tanjung-001
Sumberlantang-1
Amlh Iancak-1
Bujur Tenjah-1
Bujur Tumur-1
Durbuk-1
Prancak-1
Mandala-1
Gunung Kembar-1
Soemerep-1
Sumenep
Kecodu Barat-1
Sebaya-1
Kertegeneh-1
Ketegeneh Field
Puteran
Pamekasan
Camplong-1
Gulgul-1
Genteng
MW-1
Persik
Wortel
MS1-1
Pare
BD-2
BD-1st3
BD Field
Oyong
Jalar
Paus
Herbras
Raja
Gurita
Ubur-Ubur
Madura Offshore PSC
Maleo Field
CD-1
XX-1st
MDB-1
28" Diameter Pipeline
0
20
KILOMETRES
Sidoarjo
Wunut Field
Java
Pasuruan
Grati
Probolinggo
Besuki
LEGEND
3D Seismic Survey
Oil Field
Gas Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play
MALAYSIA
Sumatra
INDONESIA
Java
Location

Source Santos Ltd

Cue Energy Resources Limited

OYONG FIELD
Top Mundu Depth Structure


Line Location
Oyong 2
Oyong 1
Oyong 3
Platform
1300
1000
0
1
KM

Source Santos Ltd

Cue Energy Resources Limited



oyong3d_pst m
near_new_69deg
ILN 540
Time
Top Mundu Fm
N

Source Santos Ltd

OYONG - SEISMIC CROSS SECTION

Cue Energy Resources Limited

OYONG DEVELOPMENT CONCEPT


Madura
Gresik
Surabaya
Oyong
Gas and Oil-Field
Wellhead
Structure
Oil Storage Tanker
Production
Barge
Trans Java Pipeline
PGN Pipeline
Grati
60 km Pipeline
Onshore
Gas Receiving Facilities
Probolinggo
Leles
East Java

Source Santos Ltd

OYONG DEVELOPMENT STATUS

Cue Energy Resources Limited



Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
Sea Surface
Sea Floor

Source: Santos Ltd

- Platform installed
- Development drilling almost completed
- Capital costs ~ USD130 million gross
- Cue cost ~ USD19.5 million
- First oil production 1Q 2006
- Gas development phase underway
- Gas Sales Agreement signed
- First gas production 1Q 2007

Sampang PSC

Jeruk prospect


Jeruk 1
Jeruk 2

Top Kujung Limestone
Depth Structure Map

Jeruk 1


Top Kujung Limestone

TD
5300m MD

Santos

Cue Energy Resources Limited

JERUK
Top Kujung Depth Structure



113°00'E
113°10'E
7°20'S
Anggur Utara-1
Anggur-1,2
Anggur-3
Mangga-1
Jeruk-3
Jeruk-4
J-2 ST-5
J-2 ST-4
Jeruk-2
Jeruk-1
Jeruk-5
Jeruk-6
Tenement Boundary
Proposed Wells
Contour Interval = 20m MSL
0 1 2 3 4 5Km

Cue Energy Resources Limited

SCHEMATIC MODEL OF JERUK


South
Jeruk -1
Jeruk -2
North
0m
100m
200m
300m
400m
500m
Jeruk-1
Mixture - Oil and water
4700 bpd
KUJUNG CARBONATE COMPLEX
Jeruk-2 ST -4
Water
ST4
ST5
ST1
ST2
ST3
Jeruk-2 ST -5
Oil 3000 bopd
Jeruk-2 ST 2
Shallow test -
Oil 7488 bopd
Jeruk-2 ST 2
Deep test -
Water
Jeruk-2 ST 3
Middle test - Oil and Water

Cue Energy Resources Limited

JERUK SUMMARY

- Variable reservoir rock quality
- Possibly more complex reservoir system
- 3D seismic indicates structural variation
- 3D processing & interpretation completed around year end
- Additional appraisal drilling required
- Jeruk 3 expected January 2006

Cue Energy Resources Limited

SAMPANG PSC EXPLORATION

- New 3D seismic over prospects
- Up to 3 exploration wells in 2006
- First well 1Q 2006
- Nominated Indonesian company option to take 1/10 interest
- Cue equity reduces to 13.5% in PSC
- Cue paid 10% of its past costs ~ A$3.4 million in cash

Cue Energy Resources Limited

MAARI DEVELOPMENT


3D SEISMIC SURVEY AREA
Kea-1
MAARI
Maari-1
Moki-1
Moki-2A
Maari-2
Maui-4
MANAIA
432 km2
PEP 38413
PEP 38413
OMV 69%
Todd 15%
Horizon 10%
Cue 5%
Tui-1
MAUI
New Plymouth
KAIMORO
NGATORO
KAPUNI
N
TASMAN SEA
KUPE SOUTH
Auckland
NEW ZEALAND
LEGEND
Oil & Gas Field
Gas Condensate Field
CUE Permit
Pipelines
0
25km

Figure 5. Maari Development

Cue Energy Resources Limited

MAARI DEVELOPMENT

Development Scheme, Maari Field



Wellhead Platform
Floating Production Storage Offloading (FPSO)
Anchor chains
Production and water injection wells
Subsea Production, Test, Water Injection, and Umbilical

Cue Energy Resources Limited

MAARI DEVELOPMENT


CAPE EGMONT FAULT
ZONE
MAARI
Maari-1A
998)
Moki-1
(1983)
Moki-2A
(1985)
FAULT
MANAIA
Maui-4
(1970)
KIWI

- Development plan, platform & FPSO
- Development approved by joint venture
- Government approval shortly
- P_{50} oil reserves ~ 50 million barrels
- CUE share 2.5 million barrels at acquisition cost of A$2.48 / barrel
- Capital costs ~ US$363 million gross
- CUE capital costs ~ US$18 million
- First oil 2Q 2008
- Initial rate 35,000 bopd by 3Q 2008
- CUE share 1,750 bopd

Cue Energy Resources Limited

LOCATION CARNARVON BASIN PERMITS


LEGEND
Oil Field
Gas Condensate Field
CUE Permit
0
25Km
AUSTRALIA
19°
20°
116°
117°
1000
500
200
WA-270-P
WA-269-P
WA-267-P
WA-359-P
WA-361-P
WA-360-P
WA-248-P R1
WA-17-L
WA-191-P R3
WA-4-L R1
WA-16-L
WA-3-L
WA-4-L
WA-8-L
191 -PR3
WA-1-P R5
WA-2-L R1
WA-28-P R6
WA-6-L R1
WA-208-P R2
WA-1-P R5
1-P R5
WA-254 -P R1
WA-254-P R2
WA-209 -P R2
WA-202-P R2
WA-310-P
WA-312-P
W03-9
WA-321-P
WA-330-P
WA-323-P
WA-7-P R1
WA-16-R
WA-17-R
WA-253 -P R1
WA-350-P
253-P R1 P0
W04-9
Andromeda-1
Glatton-1
Brigadier-1
Banambu-1
Gandara-1
Lacerta-1
Eastwood-1
Malus-1
Mutineer
Exeter
Hermes
Lambert
Angel
Talisman
Egret
Eaglehawk
Perseus
North Rankin
Cossack
Wanaea
Legendre
Goodwyn
Echo/Yodel
Rankin
Dockerell
Dixon
Wilcox
Iago
Wheatstone
Urania
Geryon
Pluto
Dionysus

Cue Energy Resources Limited

LOCATION BASS BASIN PERMITS



Seal 1
Toolka 1
Koorkah 1
King 1
Cormorant 1
Barramundi 1
Pipeline
Bass 1
White Ibis 1
Bass 3
T/18P R3
Yolla 1,2
T/RL-1
Tarook 1
Poonboon 1
Narimba 1
Flinders 1
Pipipa 1
Pelican 1
Pelican 5
T/38P
T/37P
Tilana 1
Bass 2
Yurongi 1
Dondu 1
Nangkero 1
Squid 1
T/39P
T/04-2
Chat 1
T/04-3
T/04-4
Durroon 1
DUKE ENERGY INTERNATIONAL
TASMANIAN GAS PIPELINE
TASMANIA
Tasmanian Devil 1
Devonport
AUSTRALIA
LEGEND
Gas Condensate Field
CUE Permit
0
50km

Cue Energy Resources Limited

CUE PROJECTED FUTURE NET OIL PRODUCTION



SE Gobe#
Oyong¤
Maari*
Barrels of Oil Per Year
x 1000
700
600
500
400
300
200
100
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Barrels of Oil Per Day
1500
1000
500

Joint Venture estimate
¤ Cue estimate (after government take)
* Cue estimate

Cue Energy Resources Limited

CUE NET GAS PRODUCTION



Oyong Gas ¤
Billion Cubic Feet Per Year
2.5
2
1.5
1
0.5
0
2007
2008
2009
2010
2011
2012
2013
2014

¤ Cue estimate after government take, using contract gas price.

Cue Energy Resources Limited

ANTICIPATED 2006 ACTIVITY

• SE Gobe Oil Development Wells – PNG	Begin January
• Jeruk Appraisal Drilling	Begin January
• Sampang Exploration Wells – Indonesia	Begin 2Q
• PPL 190 Exploration Well – PNG	3Q
• Maari Oil Field Construction – NZ	Ongoing
• Oyong Gas Development phase	Ongoing

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Summaries of some of the risks inherent in an investment in Cue Energy are set out on pages 11 and 24 of our Prospectus dated 19 May 2005 and lodged with the Australian Securities and Exchange Commission. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.